

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

Gerard Cremoux
Chief Executive Officer
LatAmGrowth SPAC
Pedregal 24, 8th Floor
Molino del Rey
Mexico City, Mexico 11000

   Re: LatAmGrowth SPAC
     Form 10-K for fiscal year ended December 31, 2021
     Filed April 13, 2022
     File No. 001-41216

Dear Gerard Cremoux:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Real Estate & Construction

cc: Bill Nelson